SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 6)

Under the Securities Exchange Act of 1934

Tesoro Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

881609101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 881609101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Heliant Manager, L.L.C. 27-1289787
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 4,466,336
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 4,466,336

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,466,336
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 881609101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Heliant Adviser, L.L.C. 27-1289715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 4,466,336
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 4,466,336

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,466,336
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 881609101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 4,506,314
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 4,506,314

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,506,314
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 881609101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 4,799,048
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 4,826,591

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,826,591
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 881609101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.	Shared Voting Power 4,799,048
7.	Sole Dispositive Power -0-
8.	Shared Dispositive Power 4,826,591

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,826,591
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer

  Tesoro Corporation

(b)	Address of Issuer's Principal Executive Offices

  19100 Ridgewood Pkwy

  San Antonio, Texas 78259-1828

Item 2.

(a)	Name of Person Filing

  D. E. Shaw Heliant Manager, L.L.C.

  D. E. Shaw Heliant Adviser, L.L.C.

  D. E. Shaw & Co., L.L.C.

  D. E. Shaw & Co., L.P.

  David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence

  The business address for each reporting person is:

  1166 Avenue of the Americas, 9th Floor

  New York, NY 10036

(c)	Citizenship

  D. E. Shaw Heliant Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw Heliant Adviser, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities

  Common Stock

(e)	CUSIP Number

  881609101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2015:

(a)	Amount beneficially owned:

D. E. Shaw Heliant Manager, L.L.C.:

4,466,336 shares

This is composed of (i) 2,815,683 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 614,392 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 1,034,361 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., and (iv) 1,900 shares in the name of D. E. Shaw Heliant Capital, L.L.C.

D. E. Shaw Heliant Adviser, L.L.C.:

4,466,336 shares

This is composed of (i) 2,815,683 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 614,392 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 1,034,361 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., and (iv) 1,900 shares in the name of D. E. Shaw Heliant Capital, L.L.C.

D. E. Shaw & Co., L.L.C.:

4,506,314 shares

This is composed of (i) 2,815,683 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 614,392 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 1,034,361 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., (iv) 9,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (v) 30,300 shares that Diffusion Markets, L.L.C. has the right to acquire through the exercise of listed call options, (vi) 1,900 shares in the name of D. E. Shaw Heliant Capital, L.L.C., and (vii) 223 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:

4,826,591 shares

This is composed of (i) 2,815,683 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 614,392 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 1,034,361 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., (iv) 1,400 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (v) 142,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (vi) 9,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vii) 30,300 shares that Diffusion Markets, L.L.C. has the right to acquire through the exercise of listed call options, (viii) 1,900 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (ix) 223 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (x) 176,377 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:

4,826,591 shares

This is composed of (i) 2,815,683 shares in the name of D. E. Shaw Kalon Portfolios, L.L.C., (ii) exposure to 614,392 shares through derivative instruments in the name of D. E. Shaw Kalon Portfolios, L.L.C., (iii) 1,034,361 shares in the name of D. E. Shaw Special Opportunities Portfolios, L.L.C., (iv) 1,400 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (v) 142,500 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, (vi) 9,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (vii) 30,300 shares that Diffusion Markets, L.L.C. has the right to acquire through the exercise of listed call options, (viii) 1,900 shares in the name of D. E. Shaw Heliant Capital, L.L.C., (ix) 223 shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (x) 176,377 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:

D. E. Shaw Heliant Manager, L.L.C.:	3.7%
D. E. Shaw Heliant Adviser, L.L.C.:	3.7%
D. E. Shaw & Co., L.L.C.:	3.7%
D. E. Shaw & Co., L.P.:	4.0%
David E. Shaw:	4.0%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:

D. E. Shaw Heliant Manager, L.L.C.:	-0- shares
D. E. Shaw Heliant Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw Heliant Manager, L.L.C.:	4,466,336 shares
D. E. Shaw Heliant Adviser, L.L.C.:	4,466,336 shares
D. E. Shaw & Co., L.L.C.:	4,506,314 shares
D. E. Shaw & Co., L.P.:	4,799,048 shares
David E. Shaw:	4,799,048 shares

(iii)	Sole power to dispose or to direct the disposition of:

D. E. Shaw Heliant Manager, L.L.C.:	-0- shares
D. E. Shaw Heliant Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:

D. E. Shaw Heliant Manager, L.L.C.:	4,466,336 shares
D. E. Shaw Heliant Adviser, L.L.C.:	4,466,336 shares
D. E. Shaw & Co., L.L.C.:	4,506,314 shares
D. E. Shaw & Co., L.P.:	4,826,591 shares
David E. Shaw:	4,826,591 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the manager and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., and the managing member of (i) D. E. Shaw Investment Management, L.L.C., (ii) D. E. Shaw Heliant Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Kalon Portfolios, L.L.C., D. E. Shaw Special Opportunities Portfolios, L.L.C., and D. E. Shaw Heliant Capital, L.L.C., and (iii) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., which in turn is the managing member of Diffusion Markets Holdings, L.L.C., which in turn is the managing member of Diffusion Markets, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of (i) D. E. Shaw Heliant Manager, L.L.C., which in turn is the manager of D. E. Shaw Kalon Portfolios, L.L.C., D. E. Shaw Special Opportunities Portfolios, L.L.C., and D. E. Shaw Heliant Capital, L.L.C., and (ii) D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., which in turn is the managing member of Diffusion Markets Holdings, L.L.C., which in turn is the managing member of Diffusion Markets, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 4,799,048 shares, and the shared power to dispose or direct the disposition of 4,826,591 shares, the 4,826,591 shares as described above constituting 4.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 4,826,591 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Heliant Manager, L.L.C., D. E. Shaw Heliant Adviser, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 16, 2016

D. E. Shaw Heliant Manager, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Heliant Adviser, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw